Management's Discussion and Analysis of
Results of Operations and Financial Condition

For the three and nine months ended
September 30, 2017

November 1, 2017

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated November 1, 2017 is intended to supplement Hudbay Minerals Inc.'s unaudited condensed consolidated interim financial statements and related notes for the three and nine months ended September 30, 2017 and 2016 (the "consolidated interim financial statements"). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS"), including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board.

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries as at September 30, 2017. "Hudbay Peru" refers to HudBay Peru S.A.C., our wholly-owned subsidiary which owns a 100% interest in the Constancia mine, and “Hudbay Arizona” refers to HudBay Arizona Corporation (formerly named Augusta Resource Corporation), our wholly-owned subsidiary, which indirectly owns a 92.05% interest in the Rosemont project.

Readers should be aware that:

−

This MD&A contains certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) that are subject to risk factors set out in a cautionary note contained in our MD&A.

−

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

−	We use a number of non-IFRS financial performance measures in our MD&A.
−	The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates.

For a discussion of each of the above matters, readers are urged to review the “Notes to Reader” discussion beginning on page 37 of this MD&A.

Additional information regarding Hudbay, including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), consolidated financial statements and Management Information Circular available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in US dollars unless otherwise noted.

OUR BUSINESS

We are an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), zinc concentrate and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Directly and through our subsidiaries, we own four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and a copper project in Arizona (United States). Our growth strategy is focused on the exploration and development of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our vision is to become a top-tier operator of long-life, low-cost mines in the Americas. Our mission is to create sustainable value through the acquisition, development and operation of high-quality and growing long-life deposits in mining-friendly jurisdictions. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. We also have warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

SUMMARY

Net profit and earnings per share in the third quarter of 2017 were $40.9 million and $0.17, respectively, compared to a net profit and earnings per share of $33.6 million and $0.14, respectively, in the third quarter of 2016.

In the third quarter of 2017, cash generated from operating activities was $167.9 million, up from $95.9 million in the same period of 2016. Operating cash flow before change in non-cash working capital increased to $153.9 million in the third quarter of 2017 from $124.2 million in the same quarter of 2016. The increase in net profit and operating cash flow is the result of growth in sales volumes of zinc and gold and higher realized copper and zinc prices, partially offset by decreases in the sales volumes of copper.

Net profit and earnings per share in the third quarter of 2017 were affected by, among other things, the following items:

(in $ millions, except per share amounts)	Pre-tax	After-tax	Per share
	gain (loss)	gain (loss)	gain (loss)
Foreign exchange loss	(6.5)	(6.0)	(0.02)
Mark-to-market adjustments of various items	(9.4)	(8.4)	(0.04)
Transaction costs written-off due to debt refinancing	(3.6)	(2.4)	(0.01)
Recovery for damages during commissioning of Constancia mill	4.2	2.7	0.01
Non-cash deferred tax adjustments	-	4.2	0.02

Compared to the same quarter of 2016, production of zinc in concentrate increased as a result of higher zinc grades in Manitoba, while copper production declined due to expected lower copper grades in Peru.

In the third quarter of 2017, consolidated cash cost per pound of copper produced, net of by-product credits, was $0.86, a decrease compared to $0.91 in the same period last year1. Incorporating sustaining capital, capitalized exploration, royalties and corporate selling and administrative expenses, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits, in the third quarter of 2017 was $1.64, up from $1.46 in the third quarter of 20161. The increase in all-in sustaining cash cost was driven by higher planned sustaining capital expenditures in Peru and lower copper production compared to the third quarter of 2016.

1 Cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, and net debt are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under "Non-IFRS Financial Performance Measures" beginning on page 29 of this MD&A.

Net debt1 declined by $300.2 million from June 30, 2017 to $649.6 million at September 30, 2017, as a result of cash flow from our operations and $187.4 million of net proceeds from an equity issuance. At September 30, 2017, total liquidity including cash and available credit facilities was $749.9 million, up from $496.8 million at June 30, 2017.

We are on track to meet previously issued 2017 guidance for production and capital costs in both Peru and Manitoba. Unit operating costs in Peru have declined and are tracking within the guidance range for 2017; however, Manitoba unit costs are expected to be moderately higher than 2017 guidance levels.

KEY FINANCIAL RESULTS

Financial Condition
(in $ thousands)	Sep. 30, 2017	Dec. 31, 2016
Cash and cash equivalents	328,927	146,864
Total long-term debt	978,494	1,232,164
Net debt [1]	649,567	1,085,300
Working capital	260,305	121,539
Total assets	4,591,631	4,456,556
Equity	2,047,615	1,763,212

Financial Performance	Three months ended		Nine months ended
(in $ thousands, except per share amounts)	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2017	2016	2017	2016
Revenue	370,356	311,424	948,410	812,024
Cost of sales	259,391	242,965	710,317	667,351
Profit before tax	58,681	42,001	113,188	31,670
Profit	40,942	33,571	64,223	12,080
Basic and diluted earnings per share	0.17	0.14	0.27	0.05
Operating cash flow before change in non-cash working capital	153,943	124,236	358,662	265,611

1 Net debt is a non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under "Non-IFRS Financial Reporting Measures" beginning on page 29 of this MD&A.

KEY PRODUCTION RESULTS

		Three months ended			Three months ended
		Sep. 30, 2017			Sep. 30, 2016
		Peru	Manitoba	Total	Peru	Manitoba	Total

Contained metal in concentrate produced [1]
Copper	tonnes	30,936	9,509	40,445	35,604	10,333	45,937
Gold	oz	4,702	23,975	28,677	6,867	22,998	29,865
Silver	oz	617,959	317,567	935,526	749,498	294,293	1,043,791
Zinc	tonnes	-	36,635	36,635	-	31,606	31,606
Payable metal sold
Copper	tonnes	30,128	11,384	41,512	38,859	9,647	48,506
Gold	oz	3,103	24,526	27,629	6,479	19,235	25,714
Silver	oz	465,251	292,261	757,512	573,097	207,156	780,253
Zinc [2]	tonnes	-	27,804	27,804	-	26,211	26,211

Cash cost [3]	$/lb	1.19	(0.20)	0.86	1.13	0.18	0.91
Sustaining cash cost [3]	$/lb	1.80	0.59		1.60	0.69

All-in sustaining cash cost[2]	$/lb			1.64			1.46

		Nine months ended			Nine months ended
		Sep. 30, 2017			Sep. 30, 2016
		Peru	Manitoba	Total	Peru	Manitoba	Total

Contained metal in concentrate produced [1]
Copper	tonnes	87,944	28,073	116,017	99,446	31,262	130,708
Gold	oz	12,440	63,625	76,065	21,243	65,571	86,814
Silver	oz	1,703,789	779,978	2,483,767	2,036,940	726,278	2,763,218
Zinc	tonnes	-	102,101	102,101	-	81,438	81,438
Payable metal sold
Copper	tonnes	77,175	30,001	107,176	96,694	30,565	127,259
Gold	oz	8,022	70,527	78,549	18,016	52,170	70,186
Silver	oz	1,407,130	817,653	2,224,783	1,721,512	548,923	2,270,435
Zinc [2]	tonnes	-	84,059	84,059	-	75,359	75,359

Cash cost [3]	$/lb	1.24	(0.31)	0.86	1.08	0.55	0.95
Sustaining cash cost [3]	$/lb	1.74	0.42		1.49	1.34

All-in sustaining cash cost[2]	$/lb			1.53			1.54

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.
2 Includes refined zinc metal sold and payable zinc in concentrate sold.
3 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under "Non-IFRS Financial Reporting Measures" beginning on page 29 of this MD&A.

RECENT DEVELOPMENTS

Rosemont Developments

Work continues with the U.S. Forest Service on the draft Mine Plan of Operations, which is progressing as planned. The remaining key federal permit outstanding is the Section 404 Water Permit from the U.S. Army Corps of Engineers.

On September 25, 2017, an opponent of the Rosemont project filed a lawsuit against the U.S. Fish and Wildlife Service and U.S. Forest Service challenging, among other things, the issuance of the Final Record of Decision in respect of Rosemont. This lawsuit is one of many challenges against the Rosemont permitting process and Hudbay is confident the permits will be upheld.

Common Equity Issuance

On September 27, 2017, we completed an equity offering of 24,000,000 common shares of the company at a price of C$10.10 per share, for gross proceeds of C$242.4 million ($195.3 million).

We intend to use the net proceeds of the offering to advance our current growth projects, enhance our financial flexibility to pursue other growth opportunities, reduce debt and for general corporate purposes.

CONSTANCIA OPERATIONS REVIEW

		Three months ended		Nine months ended		Guidance [1]
		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Annual
		2017	2016	2017	2016	2017

Ore mined	tonnes	8,190,444	6,945,479	22,741,175	20,304,794
Copper	%	0.52	0.67	0.54	0.63
Gold	g/tonne	0.04	0.07	0.04	0.07
Silver	g/tonne	4.00	4.30	3.95	4.26

Ore milled	tonnes	7,828,430	6,854,345	21,077,729	19,830,454
Copper	%	0.49	0.62	0.52	0.61
Gold	g/tonne	0.04	0.06	0.04	0.07
Silver	g/tonne	3.70	4.76	3.94	4.98

Copper concentrate	tonnes	121,428	140,272	348,550	394,555
Concentrate grade	% Cu	25.48	25.38	25.23	25.20

Copper recovery	%	81.2	83.6	80.7	82.7
Gold recovery	%	51.8	50.5	47.1	49.5
Silver recovery	%	66.3	71.5	63.8	64.1

Combined unit operating costs [1]	$/tonne	7.49	8.71	8.50	8.13	7.20 - 8.80

1Reflects combined mine and mill costs per tonne of ore milled. Peru operations combined mine and mill unit costs include G&A, and reflects the deduction of expected capitalized stripping costs and excludes costs.

Ore mined at our Constancia mine during the third quarter of 2017 increased by 18% compared to the same period in 2016 as we continue to increase stockpiles to improve our ability to blend ore at the processing plant. As expected, milled copper grades in the third quarter were approximately 21% lower than the same period in 2016 as we entered lower grade phases of the mine plan. Mill throughput improved 14% due to increased plant availability as well as plant optimization initiatives during the third quarter of 2017.

Recoveries of copper, gold and silver were lower in the third quarter of 2017, compared to the same period in 2016 primarily due to expected lower head grades and normal ore type variability. Optimization in process recoveries continues to be implemented and evaluated along with consistent positive grade reconciliations.

Combined mine, mill and G&A unit operating costs in the third quarter of 2017 were 14% lower than the same period in 2016 as a result of increased throughput and lower operating costs.

Combined unit operating costs in Peru are expected to be within the guidance range for 2017.

		Three months ended		Nine months ended		Guidance
Contained metal in		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Annual
concentrate produced		2017	2016	2017	2016	2017
Copper	tonnes	30,936	35,604	87,944	99,446	100,000 - 115,000
Gold	oz	4,702	6,867	12,440	21,243
Silver	oz	617,959	749,498	1,703,789	2,036,940
Precious metals[1]	oz	13,530	17,574	36,780	50,342	55,000 - 65,000

1 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 70:1.

Production of copper, gold and silver in the third quarter of 2017 was lower than the same period in 2016 due to an expected decline in mined grades, while production increased from the second to third quarter of 2017 as a result of improved mill throughput. Production in Peru is expected to be within guidance ranges for 2017.

Peru Cash Cost and Sustaining Cash Cost

		Three months ended		Nine months ended
		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
		2017	2016	2017	2016
Cash cost per pound of copper produced, net of by-product credits [1]	$/lb	1.19	1.13	1.24	1.08

Sustaining cash cost per pound of copper produced, net of by-product credits [1]	$/lb	1.80	1.60	1.74	1.49

1 Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under "Non-IFRS Financial Performance Measures" beginning on page 29 of this MD&A.

Cash cost per pound of copper produced, net of by-product credits, for the three months ended September 30, 2017 was $1.19, an increase of 5% from the same period in 2016 mainly as a result of decreased copper grades.

Sustaining cash cost per pound of copper produced, net of by-product credits, for the three months ended September 30, 2017 was $1.80, an increase of 13% from the same period in 2016 as a result of the factors noted above, as well as expected higher sustaining capital.

Metal Sold

		Three months ended		Nine months ended
		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
		2017	2016	2017	2016
Payable metal in concentrate
Copper	tonnes	30,128	38,859	77,175	96,694
Gold	oz	3,103	6,479	8,022	18,016
Silver	oz	465,251	573,097	1,407,130	1,721,512

MANITOBA OPERATIONS REVIEW

Mines

		Three months ended		Nine months ended
		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
		2017	2016	2017	2016
777
Ore	tonnes	235,593	307,436	811,841	999,694
Copper	%	1.58	1.49	1.60	1.54
Zinc	%	5.87	4.73	5.12	3.37
Gold	g/tonne	2.24	1.76	2.02	1.48
Silver	g/tonne	33.18	27.49	25.88	20.53

Lalor
Ore	tonnes	342,184	271,172	959,189	814,206
Copper	%	0.76	0.77	0.65	0.64
Zinc	%	7.80	7.04	7.92	6.88
Gold	g/tonne	2.06	2.21	1.81	2.30
Silver	g/tonne	25.60	24.71	22.48	21.60

Reed [1]
Ore	tonnes	117,536	112,929	358,184	338,842
Copper	%	4.06	3.59	3.72	4.28
Zinc	%	0.62	0.59	0.57	0.62
Gold	g/tonne	0.48	0.42	0.46	0.52
Silver	g/tonne	8.23	6.61	6.68	7.10

Total Mines
Ore	tonnes	695,313	691,537	2,129,214	2,152,742
Copper	%	1.60	1.55	1.53	1.63
Zinc	%	5.93	4.96	5.61	4.26
Gold	g/tonne	1.86	1.71	1.67	1.64
Silver	g/tonne	25.23	22.99	21.12	18.82

1 Includes 100% of Reed mine production.

		Three months ended		Nine months ended
		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
Unit Operating Costs		2017	2016	2017	2016
Mines
777	C$/tonne	72.11	54.47	63.04	51.93
Lalor	C$/tonne	79.26	64.08	79.85	65.50
Reed	C$/tonne	76.99	47.19	63.61	45.48
Total Mines	C$/tonne	76.43	57.56	71.08	56.57

Ore mined at our Manitoba operations during the third quarter of 2017 was consistent with ore mined in the same period in 2016. Increased production at our Lalor and Reed mines was partially offset by decreased production at our 777 mine. Overall, copper, zinc, gold and silver grades were 3%, 20%, 9% and 10% higher, respectively, in the third quarter of 2017 compared to the same period of 2016. Grade variances were due to planned stope sequencing, including the re-sequencing of the 777 mine plan to prioritize higher grade zinc stopes in 2017. Unit operating costs for all Manitoba mines for the third quarter of 2017 increased by 33% compared to the same period in 2016.

We ceased capitalizing Reed development costs in the third quarter of 2017 as a result of the mine’s expected closure in the third quarter of 2018, resulting in higher Reed unit operating costs compared to prior periods. The 777 mine experienced a plugged paste backfill line at the start of the third quarter of 2017, which has since been restored; however the lack of paste backfill reduced the number of production stopes in the quarter, and 777 costs were affected by cleaning and re-drilling of backfill holes and the cost of cemented rock fill to mitigate the lack of paste. The impact on production rates is expected to continue to the fourth quarter of 2017, with the mine expected to return to normal production rates and expected costs towards the end of the year.

Consistent with our revised mine plan, Lalor’s unit costs reflect increased cement rock filling costs as well as substantial operating and capital development work that was undertaken to increase Lalor’s production rate to 4,500 tonnes per day. The strong ramp up of ore production from the Lalor mine in 2017 has resulted in the accumulation of an ore stockpile as Lalor’s mine production has exceeded the Stall concentrator’s current milling capacity. With intention to take advantage of higher metal prices and increase our revenues at a slightly higher unit cost, ore will be trucked to the Flin Flon mill for processing for the remainder of the year.

Year-to-date ore mined at our Manitoba operations was 1% lower than the same period in 2016 as a result of lower production at our 777 mine partially offset by higher production at our Reed and Lalor mines. Year-to-date copper grades in 2017 were lower than the same period in 2016 by 6%, while zinc, gold and silver grades were 32%, 2%, and 12% higher, respectively, which is in line with mine plan expectations. Year-to-date total mine unit costs were 26% higher than the same period in 2016 as a result of the same factors that impacted third quarter total mine unit costs.

Processing Facilities

		Three months ended		Nine months ended
		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
		2017	2016	2017	2016
Flin Flon Concentrator
Ore	tonnes	390,366	433,589	1,200,448	1,299,978
Copper	%	2.13	2.13	2.14	2.23
Zinc	%	4.67	3.42	3.94	2.67
Gold	g/tonne	1.72	1.36	1.57	1.24
Silver	g/tonne	25.20	20.95	20.32	17.07

Copper concentrate	tonnes	31,179	35,939	97,970	112,011
Concentrate grade	% Cu	24.95	23.62	24.25	23.94

Zinc concentrate	tonnes	30,511	23,638	79,464	54,212
Concentrate grade	% Zn	52.18	51.63	51.48	51.54

Copper recovery	%	93.4	92.0	92.3	92.7
Zinc recovery	%	87.3	82.3	86.5	80.5
Gold recovery	%	63.2	59.1	60.9	59.3
Silver recovery	%	60.9	56.3	57.6	56.3

Contained metal in concentrate produced
Copper	tonnes	7,778	8,487	23,754	26,820
Zinc	tonnes	15,919	12,204	40,906	27,943
Precious metals[1]	oz	16,404	13,554	43,442	36,518

Stall Concentrator
Ore	tonnes	280,945	289,237	834,398	831,771
Copper	%	0.74	0.76	0.63	0.65
Zinc	%	7.88	7.13	7.91	6.92
Gold	g/tonne	2.06	2.19	1.80	2.30
Silver	g/tonne	25.28	24.16	22.12	21.63

Copper concentrate	tonnes	8,014	8,754	20,870	21,347
Concentrate grade	% Cu	21.61	21.09	20.70	20.81

Zinc concentrate	tonnes	40,334	37,469	118,058	104,061
Concentrate grade	% Zn	51.36	51.78	51.84	51.41

Copper recovery	%	83.6	84.0	81.8	82.8
Zinc recovery	%	93.6	94.1	92.7	93.0
Gold recovery	%	55.4	58.0	55.3	56.6
Silver recovery	%	54.7	57.8	55.3	56.1

Contained metal in concentrate produced
Copper	tonnes	1,731	1,846	4,319	4,442
Zinc	tonnes	20,716	19,402	61,195	53,495
Precious metals[1]	oz	12,108	13,649	31,326	39,429

1 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 70:1.

		Three months ended		Nine months ended		Guidance
		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Annual
Unit Operating Costs		2017	2016	2017	2016	2017
Concentrators
Flin Flon	C$/tonne	17.90	22.33	18.78	18.26
Stall	C$/tonne	27.31	24.30	29.81	22.39
Combined mine/mill unit operating costs [1]
Manitoba	C$/tonne	119.87	92.45	115.86	91.55	88 - 108

1 Reflects combined mine, mill and G&A costs per tonne of milled ore. Includes the cost of ore purchased from our joint venture partner at Reed mine.

Ore processed in Flin Flon in the third quarter of 2017 was 10% lower than the same period in 2016 as a result of lower production at our 777 mine, which was partially offset by processing 63,936 tonnes of ore from our Lalor mine. Copper recovery in the third quarter of 2017 was consistent with the same period in 2016, while zinc, gold, and silver recoveries were 6%, 7%, and 8% higher, respectively, due to higher head grades. Unit operating costs at the Flin Flon concentrator were 20% lower in the third quarter of 2017 compared to the same period in 2016 as a result of lower maintenance expenditures. Ore processed and recoveries at the Stall concentrator in the third quarter of 2017 were consistent with the same period in 2016. Unit operating costs at the Stall concentrator were 12% higher in the third quarter of 2017 compared to the same period in 2016 as a result of higher maintenance expenditures.

Ore processed year-to-date in 2017 in Flin Flon was 8% lower than the same period in 2016 as a result of lower production at our 777 mine. Year-to-date recoveries of copper, gold, and silver, were fairly consistent with the same period in 2016, while zinc recovery was 7% higher due to higher zinc head grades. Year-to-date unit operating costs at the Flin Flon concentrator were 3% higher than the same period in 2016 as a result of lower production as well as higher maintenance costs in the first half of 2017. Ore processed year-to-date and recoveries for all metals in 2017 at the Stall concentrator were consistent with the same period in 2016. Year-to-date unit operating costs at the Stall concentrator were 33% higher than the same period in 2016 as a result of higher maintenance expenditures and the use of higher-cost temporary crushing facilities primarily during the first quarter. Manitoba combined mine, mill and G&A unit operating costs in the third quarter and year-to-date in 2017 were 30%, and 27% higher, respectively, than in the same periods in 2016 due to the factors described above as well as higher 777, Reed and Lalor unit costs due to the factors described under “Mines”, above. In addition, the stockpiling of Lalor ore described above increases combined mine/mill unit costs as that metric is expressed as total costs during the period (irrespective of inventory changes), divided by the tonnes of ore milled. This factor should reverse as stockpiles reduce, although future costs will be affected by higher Reed mine unit costs as the capitalization of development costs has ceased, and additional costs will be incurred to truck Lalor ore to the Flin Flon mill. Processing the additional Lalor production in Flin Flon is expected to drive economies of scale and additional revenues through a faster ramp up.

As a result of all of these factors, Manitoba combined unit operating costs for the full year 2017 are expected to be moderately higher than the guidance range of C$88 – C$108 per tonne.

		Three months ended		Nine months ended		Guidance[1]
Manitoba contained metal in		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Annual
concentrate produced [1,2]		2017	2016	2017	2016	2017
Copper	tonnes	9,509	10,333	28,073	31,262	32,500 - 42,500
Gold	oz	23,975	22,998	63,625	65,571
Silver	oz	317,567	294,293	779,978	726,278
Zinc	tonnes	36,635	31,606	102,101	81,438	125,000 - 150,000

Precious metals[3]	oz	28,512	27,203	74,768	75,947	90,000 - 110,000

1 Includes 100% of Reed mine production.
2 Metal reported in concentrate is prior to deductions associated with smelter terms.
3 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 70:1.

In the third quarter of 2017, production of copper was 8% lower than the same period in 2016 as a result of lower production at 777, while zinc, gold, and silver production was 16%, 4%, and 8% higher, respectively, compared to the same period of 2016 as a result of higher grades at 777 and Lalor as well as higher production at Lalor. Production in Manitoba is expected to be within guidance ranges for 2017.

Zinc Plant

		Three months ended		Nine months ended		Guidance
		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Annual
Zinc Production		2017	2016	2017	2016	2017
Zinc Concentrate Treated
Domestic	tonnes	54,510	57,611	164,671	156,632

Refined Metal Produced
Domestic	tonnes	25,858	26,559	80,152	73,695	95,000 - 115,000

		Three months ended		Nine months ended		Guidance
		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Annual
Unit Operating Costs		2017	2016	2017	2016	2017
Zinc Plant [1]	C$/lb	0.44	0.42	0.43	0.46	0.40 - 0.50

1 Zinc unit operating costs include G&A costs.

Production of cast zinc in the third quarter of 2017 was 3% lower compared to the same period in 2016 and operating costs per pound of zinc metal produced were 5% higher as a result of lower production. Year-to-date production in 2017 was 9% higher compared to the same period in 2016 as a result of higher amperages in the zinc plant cell house due to improvements made in the operation of the cooling towers during the hotter summer months. Operating costs per pound of zinc metal produced year-to-date were 7% lower compared to the same period in 2016 as a result of increased production. Refined zinc metal production and zinc plant unit operating costs are expected to be within guidance ranges for 2017.

Manitoba Cash Cost and Sustaining Cash Cost

		Three months ended		Nine months ended
		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
		2017	2016	2017	2016
Cost per pound of copper produced

Cash cost per pound of copper produced, net of by-product credits [1]	$/lb	(0.20)	0.18	(0.31)	0.55

Sustaining cash cost per pound of copper produced, net of by-product credits [1]	$/lb	0.59	0.69	0.42	1.34

Cost per pound of zinc produced

Cash cost per pound of zinc produced, net of by-product credits [1]	$/lb	0.05	0.30	0.18	0.31

Sustaining cash cost per pound of zinc produced, net of by-product credits [1]	$/lb	0.25	0.46	0.38	0.62

1 Cash cost and sustaining cash cost per pound of copper & zinc produced, net of by-product credits, are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under "Non-IFRS Financial Performance Measures" beginning on page 29 of this MD&A.

In Manitoba, cash cost, net of by-product credits, in the third quarter of 2017 was negative $0.20 per pound of copper produced compared to $0.18 in the third quarter of 2016. The decrease is primarily a result of significantly increased by-product credits for all metals, which were partially offset by expected higher costs at our 777 and Reed mines during this part of their mine life. Sustaining cash cost, net of by-product credits, in the third quarter of 2017 decreased to $0.59 per pound of copper produced compared to $0.69 in the third quarter of 2016 as a result of the same factors described above which were partially offset by planned increased capital spending. On a year-to-date basis, the declines in cash cost, net of by-product credits and sustaining cash cost, net of by-product credits, were the result of the same factors impacting third quarter results.

Cash cost and sustaining cash cost per pound of zinc produced, net of by-product credits, was lower compared to the same period last year as a result of increased zinc production, and higher grades realized with the revised 777 mine plan, partially offset by the higher mining costs associated with the 777 and Reed mine at this stage of their mine lives.

Metal Sold

		Three months ended		Nine months ended
		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
		2017	2016	2017	2016
Payable metal in concentrate
Copper	tonnes	11,384	9,647	30,001	30,565
Gold	oz	24,526	19,235	70,527	52,170
Silver	oz	292,261	207,156	817,653	548,923
Zinc	tonnes	3,803	-	5,563	-

Refined zinc	tonnes	24,001	26,211	78,496	75,359

Due to increased Lalor mine throughput and higher zinc grades at 777, zinc concentrate production is exceeding the processing capacity of the Flin Flon zinc plant. As a result, sales of excess zinc concentrate inventory began in the second quarter of 2017 and will continue as long as concentrate production exceeds zinc plant processing capacity.

FINANCIAL REVIEW

Financial Results

In the third quarter of 2017, we recorded a profit of $40.9 million compared to a profit of $33.6 million for the same period in 2016, an increase in profit of $7.3 million.

Year-to-date in 2017, we recorded a profit of $64.2 million compared to a profit of $12.1 million in the same period in 2016, an increase in profit of $52.1 million.

The following table provides further details on these variances:

	Three months ended	Nine months ended
(in $ millions)	Sep. 30, 2017	Sep. 30, 2017
Increase (decrease) in components of profit or loss:
Revenues	58.9	136.4
Cost of sales
Mine operating costs	(19.2)	(45.8)
Depreciation and amortization	2.8	2.9
Net Finance expense	(19.6)	(16.0)
Other	(6.3)	4.0
Tax	(9.3)	(29.4)

Increase in profit in 2017 compared to 2016	7.3	52.1

Revenue

Revenue for the third quarter of 2017 was $370.4 million, $58.9 million higher than the same period in 2016, primarily as a result of higher metal prices for copper and zinc, and higher gold and zinc sales volumes, partially offset by lower copper sales volumes.

Year-to-date revenue was $948.4 million, $136.4 million higher than the same period in 2016, due to significantly higher realized sales prices for copper and zinc metals, and lower treatment and refining charges, partially offset by lower copper sales volumes.

	Three months ended	Nine months ended
(in $ millions)	Sep. 30, 2017	Sep. 30, 2017
Metals prices[1]
Higher copper prices	62.0	130.3
Higher zinc prices	18.4	68.8
Lower gold prices	(2.1)	(12.1)
Lower silver prices	(3.1)	(6.0)

Sales volumes
Lower copper sales volumes	(33.4)	(96.6)
Higher zinc sales volumes	3.8	18.2
Higher gold sales volumes	4.4	16.7
Higher silver sales volumes	0.3	1.5

Other
Derivative mark-to-market decrease	(0.4)	(7.6)
Other volume and pricing differences	4.2	9.2
Effect of lower treatment and refining charges	4.8	14.0

Increase in revenue in 2017 compared to 2016	58.9	136.4

1 See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended		Nine months ended
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
(in $ millions)	2017	2016	2017	2016
Copper	263.4	234.8	638.5	604.8
Zinc	84.7	62.9	244.8	165.4
Gold	35.8	33.5	95.6	91.0
Silver	11.6	14.4	33.4	37.8
Other	5.0	0.8	11.1	2.0
Gross revenue[1]	400.5	346.4	1,023.4	901.0
Treatment and refining charges	(30.1)	(35.0)	(75.0)	(89.0)

Revenue	370.4	311.4	948.4	812.0

1 Copper, gold and silver revenues include unrealized gains and losses related to non-hedge derivative contracts including fixed for floating swaps, that are included in realized prices. Zinc revenues include unrealized gains and losses related to non-hedge derivative contracts that are not included in realized prices.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For sales of copper, gold and silver we may enter into non-hedge derivatives (“QP hedges”) which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements. The QP hedges are not removed from the calculation of realized prices. We expect that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts.

Our realized prices for the third quarter and year-to-date in 2017 and 2016, respectively, are summarized below:

			Realized prices[1] for the			Realized prices[1] for the
			Three months ended			Nine months ended
		LME QTD	Sep. 30,	Sep. 30,	LME YTD	Sep. 30,	Sep. 30,
		2017[2]	2017	2016	2017[2]	2017	2016
Prices
Copper	$/lb	2.88	2.88	2.20	2.70	2.70	2.16
Zinc[3]	$/lb	1.34	1.38	1.08	1.26	1.32	0.95
Gold[4]	$/oz		1,296	1,303		1,217	1,297
Silver[4]	$/oz		15.31	18.43		14.99	16.64

1 Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.
2 London Metal Exchange average for copper and zinc prices.
3 This amount includes a realized sales price of $1.37 for cast zinc metal and $1.42 for zinc concentrate sold for the three months ended September 30, 2017. Zinc realized prices include premiums paid by customers for delivery of refined zinc metal, but exclude unrealized gains and losses related to non-hedge derivative contracts that are included in zinc revenues. For the three months ended September 30, 2017, the unrealized component of the zinc derivative resulted in a gain of $0.01/lb. For the three months ended September 30, 2016, the unrealized component of the zinc derivative resulted in a gain of $0.01/lb.
4 Sales of gold and silver from our 777 and Constancia mines are subject to our precious metals stream agreement with Wheaton Precious Metals, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 20.

The following table provides a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated financial statements:

Three months ended September 30, 2017
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Other	Total

Revenue per financial statements	263.4	84.7	35.8	11.6	5.0	400.5
Derivative mark-to-market [2]	-	(0.3)	-	-	-	(0.3)
Revenue, excluding mark-to-market on non-QP hedges	263.4	84.4	35.8	11.6	5.0	400.2
Payable metal in concentrate sold [3]	41,512	27,804	27,629	757,512	-	-
Realized price [4]	6,346	3,036	1,296	15.31	-	-
Realized price [5]	2.88	1.38	-	-	-	-
Nine months ended September 30, 2017
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	638.5	244.8	95.6	33.4	11.1	1,023.4
Derivative mark-to-market [2]	-	(0.2)	-	-	-	(0.2)
Revenue, excluding mark-to-market on non-QP hedges	638.5	244.6	95.6	33.4	11.1	1,023.2
Payable metal in concentrate sold [3]	107,176	84,059	78,549	2,224,783	-	-
Realized price [4]	5,957	2,910	1,217	14.99	-	-
Realized price [5]	2.70	1.32	-	-	-	-
Three months ended September 30, 2016
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	234.8	62.9	33.5	14.4	0.8	346.4
Derivative mark-to-market [2]	-	(0.7)	-	-	-	(0.7)
Revenue, excluding mark-to-market on non-QP hedges	234.8	62.2	33.5	14.4	0.8	345.7
Payable metal in concentrate sold [3]	48,506	26,211	25,714	780,253	-	-
Realized price [4]	4,841	2,374	1,303	18.43	-	-
Realized price [5]	2.20	1.08	-	-	-	-
Nine months ended September 30, 2016
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	604.8	165.4	91.0	37.8	2.0	901.0
Derivative mark-to-market [2]	-	(7.8)	-	-	-	(7.8)
Revenue, excluding mark-to-market on non-QP hedges	604.8	157.6	91.0	37.8	2.0	893.2
Payable metal in concentrate sold [3]	127,259	75,359	70,186	2,270,435	-	-
Realized price [4]	4,752	2,091	1,297	16.64	-	-
Realized price [5]	2.16	0.95	-	-	-	-

1 Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.
2 Derivative mark-to-market excludes mark-to-market on QP hedges.
3 Copper and zinc shown in tonnes and gold and silver shown in ounces.
4 Realized price for copper and zinc in $/metric tonne and realized price for gold and silver in $/oz. 5 Realized price for copper and zinc in $/lb.

The price, quantity and mix of metals sold, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Stream Sales

The following table shows stream sales included within realized prices and their respective deferred revenue and cash payment rates:

		Three months ended		Nine months ended
		Sep. 30, 2017		Sep. 30, 2017
		Manitoba	Peru	Manitoba	Peru
Gold	oz	5,304	1,959	17,911	6,630
Silver	oz	135,301	443,205	402,164	1,385,084
Gold deferred revenue drawdown rate[1]	$/oz	1,097	431	1,100	431
Gold cash rate [2]	$/oz	412	400	409	400
Silver deferred revenue drawdown rate[1]	$/oz	16.33	7.39	16.78	7.39
Silver cash rate [2]	$/oz	6.08	5.90	6.04	5.90

		Three months ended		Nine months ended
		Sep. 30, 2016		Sep. 30, 2016
		Manitoba	Peru	Manitoba	Peru
Gold	oz	8,219	3,665	25,738	11,937
Silver	oz	96,016	573,097	311,886	1,721,512
Gold deferred revenue drawdown rate[1]	$/oz	1,105	436	1,067	436
Gold cash rate [2]	$/oz	407	400	405	400
Silver deferred revenue drawdown rate[1]	$/oz	20.23	7.39	19.47	7.39
Silver cash rate [2]	$/oz	6.00	5.90	5.97	5.90

1 Deferred revenue amortization is recorded in Manitoba at C$1,368/oz and C$20.33/oz for gold and silver, respectively, (January 1, 2017 to June 30, 2017 - C$1,464/oz and C$22.60/oz; 2016 - C$1,382/oz and C$25.23/oz) and converted to US dollars at the exchange rate in effect at the time of revenue recognition.
2 The gold and silver cash rate for Manitoba increased by 1% from $400/oz and $5.90/oz effective August 1, 2015. Subsequently every year, on August 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed.

Cost of Sales

Our detailed cost of sales is summarized as follows:

	Three months ended		Nine months ended
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
(in $ thousands)	2017	2016	2017	2016

Peru
Mine	14,225	16,396	40,125	43,309
Concentrator	30,730	31,934	98,799	86,468
Changes in product inventory	7,006	7,793	(8,020)	5,006
Depreciation and amortization	47,137	51,720	122,656	129,252
G&A	13,588	11,387	39,011	31,444
Freight, royalties and other charges	13,341	14,851	35,895	43,859
Total Peru cost of sales	126,027	134,081	328,466	339,338

Manitoba
Manitoba mines	40,320	29,012	110,200	87,780
Manitoba concentrators	11,703	12,801	36,281	32,118
Zinc plant	17,312	16,284	49,508	48,474
Purchased ore and concentrate (before inventory changes)	6,457	3,985	15,725	12,204
Changes in product inventory	(3,298)	(2,973)	(2,000)	1,867
Depreciation and amortization	32,374	30,559	94,927	91,186
G&A	15,076	9,847	40,379	26,531
Freight, royalties and other charges	13,420	9,369	36,831	27,853
Total Manitoba cost of sales	133,364	108,884	381,851	328,013

Cost of sales	259,391	242,965	710,317	667,351

Total cost of sales for the third quarter of 2017 was $259.4 million, reflecting an increase of $16.4 million from the third quarter of 2016. Cost of sales related to Peru was $8.1 million lower primarily due to lower depreciation. In Manitoba, cost of sales increased by $24.5 million compared to the third quarter of 2016 as a result of higher mining, freight and profit sharing costs.

Cost of sales year-to-date in 2017 was $710.3 million, an increase of $43.0 million compared to 2016. The increase is mostly attributable to Manitoba which had higher year-to-date costs of $53.8 million compared to the same period last year due to the reasons outlined above and additional costs due to utilization of temporary crushing facilities at the Stall mill primarily during the first quarter.

For details on unit operating costs refer to the respective tables in the “Operations Review” section beginning on page 6 of this MD&A.

For the third quarter of 2017, other significant variances in expenses from operations, compared to the same period in 2016, include the following:

−

Selling and administrative expenses increased by $5.1 million, which was mainly the result of increased share based compensation expenses resulting from the revaluation of previously issued share units to higher share prices during the current quarter compared to the same period last year.

−

Exploration and evaluation expenses increased by $5.3 million mainly as a result of mineral property farm-in agreement with Amarc Resources Ltd. that was entered into in July 2017. Under the terms of the agreement, Hudbay may acquire, through a staged investment process, up to a 60% ownership interest in Amarc's IKE copper porphyry district, located near Gold Bridge, British Columbia.

−	Other operating income increased by $4.2 million mainly as a result of a recovery from damages incurred pertaining to the Constancia grinding line 2 failure in 2015.

−

Finance expenses decreased by $2.0 million mainly as a result of lower interest costs on our senior unsecured notes after we completed our refinancing in December 2016. In addition, there were lower interest costs realized on our senior secured revolving credit facilities (the “Credit Facilities”), which was a function of reduced outstanding amounts on these Credit Facilities compared to the same period last year.

−	Other finance expenses increased by $21.5 million primarily as a result of:

−	Foreign exchange losses of $6.5 million in the third quarter of 2017 compared to losses of $0.6 million in the third quarter of 2016;
−

Disposals, impairment and mark-to-market adjustments on held for trading and available-for-sale investments resulted in a net loss of $1.6 million during the current period of 2017 compared to a gain of $0.1 million during the same period last year;

−

Fair value adjustments pertaining to the embedded derivative on the senior unsecured notes, our gold option liability related to the acquisition of the New Britannia mine and mill (“NBM Mill”) and an embedded derivative pertaining to purchase contracts resulted in a loss of $1.4 million in the third quarter of 2017 compared to gains of $7.7 million in the third quarter of 2016; and

−	Mark-to-market losses on warrants of $2.0 million compared to a gain of $2.8 million in the same period last year.

For 2017 year-to-date, other significant variances in expenses from operations, compared to 2016 year-to-date, include the following:

−

The increase in selling and administrative expenses of $2.9 million and the increase in exploration and evaluation expenses of $6.8 million was generally caused by the same factors as previously mentioned for the quarterly movement.

−

The increase in other operating income of $13.7 million during the 2017 year-to-date period compared to same year-to-date period last year was primarily the result of various recoveries pertaining to the Constancia grinding line 2 failure in 2015.

−

Finance expenses decreased by $9.1 million mainly as a result of lower interest costs on our senior unsecured notes after we completed our refinancing in December 2016. In addition, there were lower interest costs realized on our Credit Facilities, which was a function of reduced outstanding amounts on these Credit Facilities compared to the same period last year.

−	Other finance expenses increased by $25.0 million primarily as a result of:

−	Foreign exchange losses of $14.5 million in 2017 year-to-date compared to losses of $0.7 million in the same period in 2016;
−

Disposals, impairment and mark-to-market adjustments on held for trading and available-for-sale investments resulted in a net loss of $1.8 million during the current period of 2017 compared to a gain of $1.3 million during the same period last year;

−

Fair value adjustments pertaining to the embedded derivative on the senior unsecured notes, our gold option liability related to the acquisition of the New Britannia mine and mill and an embedded derivative pertaining to purchase contracts resulted in a loss of $1.3 million in the current year-to-date period compared to gains of $6.6 million in the comparable period in 2016; and

−	Mark-to-market adjustments on warrants resulted in a gain of $1.8 million compared to a gain of $2.0 million in the same period last year.

Tax Expense (Recovery)

For the three and nine months ended September 30, 2017, tax expense increased by $9.3 million and $29.4 million, respectively, compared to the same periods in 2016. The following table provides further details:

	Three months ended		Nine months ended
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
(in $ thousands)	2017	2016	2017	2016
Deferred tax expense - income tax [1]	9,463	7,857	26,909	8,874
Deferred tax (recovery) expense - mining tax [1]	(652)	(1,487)	310	773
Total deferred tax expense	8,811	6,370	27,219	9,647
Current tax expense - income tax	7,422	1,778	10,849	5,680
Current tax expense - mining tax	1,506	282	10,897	4,263
Total current tax expense	8,928	2,060	21,746	9,943

Tax expense	17,739	8,430	48,965	19,590

1 Deferred tax expense (recovery) represents our draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Applying the estimated Canadian statutory income tax rate of 27.0% to our income before taxes of $113.2 million for the year-to-date period in 2017 would have resulted in a tax expense of approximately $30.6 million; however, we recorded an income tax expense of $37.8 million. The significant items causing our effective income tax rate to be different than the 27.0% estimated Canadian statutory income tax rate include:

−

Certain deductible temporary differences with respect to Peru mostly relating to decommissioning and restoration liabilities were not recognized as we have determined that it is not probable that we will realize the recovery based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Peru operations, resulting in an increase in deferred tax expense of approximately $8.3 million (2016 year-to-date - $5.7 million);

−

Certain deductible temporary differences with respect to Manitoba mostly relating to decommissioning and restoration liabilities were not recognized as we have determined that it is not probable that we will realize the recovery based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Manitoba operations, adjusted for the average annual effective rate methodology, resulting in an increase in deferred tax expense of approximately $2.8 million (2016 year-to-date - $3.1 million);

−

Certain deductible temporary differences with respect to our foreign operations are recorded using an income tax rate other than the Canadian statutory income tax of 27.0%, resulting in an increase in deferred tax expense of $2.5 million (2016 year-to-date – decrease $1.3 million); and

−	A decrease in the deferred tax expense of $7.8 million (2016 year-to-date - $2.6 million) due to the fact that certain Canadian non-monetary assets are recognized at historical cost while the tax bases of the assets change as exchange rates fluctuate, which gives rise to taxable temporary differences.

Mining Tax Expense

Applying the estimated Manitoba mining tax rate of 10.0% to our income before taxes of $113.2 million for the year-to-date period in 2017, would have resulted in a tax expense of approximately $11.3 million and we recorded a mining tax expense of $11.2 million (2016 – $5.0 million). Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description of how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

−	10% of total mining taxable profit if mining profit is C$50 million or less;
−	15% of total mining taxable profit if mining profits are between C$55 million and C$100 million; and
−	17% of total mining taxable profit if mining profits exceed C$105 million.

We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0% .

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and the Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at September 30, 2017 at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

Senior Unsecured Notes Refinancing

On December 12, 2016, we completed an offering of $1.0 billion aggregate principal amount of senior notes in two series: (i) a series of 7.250% senior notes due 2023 in an aggregate principal amount of $400 million and (ii) a series of 7.625% senior notes due 2025 in an aggregate principal amount of $600 million. The proceeds from this offering were used to redeem all US$920 million of our 9.50% senior unsecured notes due 2020.

Senior Secured Revolving Credit Facilities

As at September 30, 2017, between our Credit Facilities we have drawn $129.0 million in letters of credit, leaving total undrawn availability of $421.0 million. As at September 30, 2017, we were in compliance with our covenants under the Credit Facilities.

The Credit Facilities were amended on July 14, 2017 to secure both facilities with substantially all of our assets other than assets related to the Rosemont project, amend the financial covenants, extend the maturity dates from March 31, 2019 to July 14, 2021 and reduce the interest rate from LIBOR plus 4.50% to LIBOR plus 3.00%, based on financial results for the twelve months ended June 30, 2017. The revised covenants include maintaining gross total debt to EBITDA of less than 4.00 times in 2017, senior secured debt to EBITDA of less than 2.00 times, and interest coverage of more than 3.00 times.

Equipment Finance Facility

As at September 30, 2017, we had no amounts owing under the facility. The facility was repaid in full and extinguished during the third quarter of 2017 with the proceeds of a sale and leaseback transaction.

Financial Condition

Financial Condition as at September 30, 2017 compared to December 31, 2016

Cash and cash equivalents increased by $182.1 million from December 31, 2016 to $328.9 million as at September 30, 2017. This increase was a result of cash generated from operating activities of $410.1 million, net proceeds from an equity issuance of $187.4 million, and gross proceeds from a sale and leaseback equipment refinancing of $67.3 million. These inflows were partly offset by $161.7 million of capital investments primarily at our Peru and Manitoba operations, debt repayments of $256.4 million and interest payments of $52.7 million. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital increased by $124.8 million to $246.3 million from December 31, 2016 to September 30, 2017. In addition to the increased cash and cash equivalents position:

−	Current inventories increased by $29.8 million;
−	Trade and other payables increased by $33.3 million primarily as a result of the timing of capital spending resulting in higher trade payables at September 30 2017; and
−	Trade Receivables decreased by $40.6 million, mainly due to increasing payments received related to Peruvian sales tax;

Cash Flows

The following table summarizes our cash flows for the three months and three and nine months ended September 30, 2017 and September 30, 2016:

	Three months ended		Nine months ended
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
(in $ thousands)	2017	2016	2017	2016

Profit for the period	40,942	33,571	64,223	12,080
Tax expense	17,739	8,430	48,965	19,590
Items not affecting cash	99,205	85,820	257,800	244,354
Taxes paid	(3,943)	(3,585)	(12,326)	(10,413)
Operating cash flow before changes in non-cash working capital	153,943	124,236	358,662	265,611
Change in non-cash working capital	13,954	(28,358)	51,481	69,338
Cash generated from operating activities	167,897	95,878	410,143	334,949
Cash (used in) generated by investing activities	(69,886)	17,640	(146,405)	(103,186)
Cash generated by (used in) financing activities	77,807	(137,029)	(83,386)	(167,613)
Effect of movement in exchange rates on cash and cash equivalents	437	(134)	1,711	256

Increase (decrease) in cash and cash equivalents	176,255	(23,645)	182,063	64,406

Cash Flow from Operating Activities

Cash generated from operating activities was $167.9 million during the third quarter of 2017, an increase of $72.0 million compared with the same period last year. Operating cash flow before change in non-cash working capital was $153.9 million during the third quarter of 2017, reflecting an increase of $29.7 million compared to the third quarter of 2016. Operating cash flow benefited from higher overall realized copper and zinc sales prices and higher gold and zinc sales volumes compared to the third quarter of 2016.

Year-to-date cash generated from operating activities was $410.1 million in 2017, an increase of $75.2 million compared to 2016. Operating cash flow before changes in non-cash working capital were $358.7 million, an increase of $93.1 million compared to the same year-to-date period in 2016. Operating cash flow benefited from the same factors mentioned above for the quarter.

Cash Flow from Investing and Financing Activities

During the third quarter of 2017, we generated $7.9 million in investing and financing activities, primarily driven by $187.4 million of net proceeds from an equity issuance, $67.3 million of cash inflows resulting from Hudbay Peru’s sale and leaseback of certain equipment and a $25.0 million advance under our senior secured credit facility, offset by the repayment of $104.1 million in principal on our senior secured credit facilities, capital expenditures of $67.7 million, repayment of $46.1 million under our equipment financing facility and $36.9 million of interest paid on long term debt.

Year-to-date, we used $229.8 million of cash in investing and financing activities, primarily driven by net principal repayments on our debt borrowings of $256.4 million, capital expenditures of $161.7 million and interest paid of $52.7 million, partially offset by $187.4 million of net proceeds from an equity issuance and $67.3 million of gross proceeds from a sale and leaseback transaction.

Capital Expenditures

The following summarizes accrued and cash additions to capital assets for the periods indicated:

	Three months
	ended		Nine months ended		Guidance
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Annual
(in $ millions)	2017	2016	2017	2016	2017 [1]

Manitoba sustaining capital expenditures	15.7	9.1	39.0	47.8	65.0
Peru sustaining capital expenditures	40.2	35.2	93.6	86.3	120.0
Total sustaining capital expenditures	55.9	44.3	132.6	134.1	185.0
Arizona capitalized costs	4.2	5.3	13.5	22.0	20.0
Peru growth capitalized expenditures	1.1	-	1.6	-	25.0
Manitoba growth capitalized expenditures	16.9	-	24.3	-	55.0
Other capitalized costs[2]	(1.8)	3.3	15.3	33.5
Capitalized exploration	-	0.6	0.8	1.9	2.0
Capitalized interest	3.3	3.7	9.9	11.0
Total other capitalized costs	23.7	12.9	65.4	68.4
Total accrued capital additions	79.6	57.2	198.0	202.5
Reconciliation to cash capital additions:
Decommissioning and restoration obligation	8.6	(3.7)	(4.4)	(26.9)
Capitalized interest	(3.3)	(3.7)	(9.9)	(11.0)
Changes in capital accruals and other	(17.2)	0.8	(22.0)	(15.3)

Total cash capital additions	67.7	50.6	161.7	149.3

1 Sustaining capital expenditure guidance excludes capitalized interest.
2 Other capitalized costs include decommissioning and restoration adjustments.

Sustaining capital expenditures in Manitoba for the three and nine months ended September 30, 2017 were $15.7 million and $39.0 million, respectively, an increase of $6.6 million and a decrease of $8.8 million, respectively, compared to the same periods in 2016. The increase in Manitoba sustaining capital expenditures in the third quarter for 2017 compared to the same period last year is due to spending for the tailings management infrastructure. The decrease on a year-to-date basis is primarily due to decreases in capitalized underground mine development.

Sustaining capital expenditures in Peru for the three and nine months ended September 30, 2017 were $40.2 million and $93.6 million, respectively, an increase of $5.0 million and $7.3 million, respectively, compared to the same periods in 2016. The increase is mainly the result of higher capital costs for tailings impoundment construction.

Capital Commitments

As at September 30, 2017, we had outstanding capital commitments in Canada of approximately $23.0 million primarily related to committed long-lead orders for the paste plant, of which approximately $3.1 million cannot be terminated by Hudbay; approximately $42.6 million in Peru related to sustaining capital costs, of which all can be terminated by Hudbay; and approximately $160.8 million in Arizona, primarily related to the Rosemont project and expected to be paid after the commencement of Rosemont construction, of which approximately $77.3 million cannot be terminated by Hudbay.

Contractual Obligations

The following table summarizes our contractual obligations as at September 30, 2017:

		Less than	1-3	4-5	After 5
Payment Schedule (in $ millions)	Total	1 Year	Years	Years	Years
Long-term debt obligations[1]	1,480.2	75.5	155.7	154.4	1,094.6
Capital lease obligations	93.9	20.7	40.7	32.5	-
Operating lease obligations	17.2	4.5	6.6	3.7	2.4
Purchase obligation - capital commitments	226.4	45.4	51.6	-	129.4
Purchase obligation - other commitments[2]	620.0	46.7	233.9	135.2	204.2
Pension and other employee future benefits obligations	138.7	23.0	24.2	7.0	84.5
Decommissioning and restoration obligations[3]	202.3	-	4.2	8.6	189.5

1 Long-term debt obligations include scheduled interest payments.
2 Primarily made up of long-term agreements with operational suppliers, obligations for power purchase, concentrate handling, fleet and port services.
3 Before inflation.

Liquidity

As at September 30, 2017, we had total liquidity of approximately $749.9 million, including $328.9 million in cash and cash equivalents, as well as $421.0 million in availability under our Credit Facilities. We expect that our current liquidity and future cash flows will be sufficient to meet our obligations in the coming year.

Outstanding Share Data

As of November 1, 2017, there were 261,271,188 common shares of Hudbay issued and outstanding. In addition, Hudbay warrants to acquire an aggregate of 22,391,490 common shares of Hudbay were outstanding and options for an aggregate of 583,352 common shares outstanding.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters:

	2017			2016				2015

(in $ millions)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	370.4	324.9	253.2	316.7	311.4	247.0	253.6	336.6
Profit (loss) before tax	58.7	41.8	12.7	(26.1)	42.0	6.6	(16.9)	(325.6)
Profit (loss)	40.9	25.6	(2.3)	(47.3)	33.6	(5.7)	(15.8)	(255.5)
Earnings (loss) per share:
Basic and Diluted	0.17	0.11	(0.01)	(0.20)	0.14	(0.02)	(0.07)	(1.09)
Operating cash flow[1]	153.9	124.1	80.6	122.3	124.2	69.5	71.9	117.4

1 Operating cash flow before changes in non-cash working capital

Copper and zinc prices increased during the third quarter of 2017, a key factor in the improvement in revenue, gross profit and operating cash flow before changes in non-cash working capital experienced in the quarter compared to prior quarters.

Revenue and operating cash flow before changes in non-cash working capital have been stable from the third quarter of 2016 to the second quarter of 2017, with the exception of the first quarter of 2017, which was affected by lower production due to planned and unplanned maintenance activities at our operations.

We incurred a $47.7 million call premium during the fourth quarter of 2016 to facilitate the early redemption of the previously outstanding $920 million notes, which affected profit in that period.

Results for the first and second quarters of 2016 reflected a cyclical low in copper prices, offset in part by cost containment initiatives.

For information on previous trends and quarterly reviews, refer to our MD&A dated August 3, 2017.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Net debt is shown because it is a performance measure used by the Company to assess our financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because we believe they help investors and management assess the performance of our operations, including the margin generated by the operations and the company. Cash cost and sustaining cash cost per pound of zinc produced are shown because we believe they help investors and management assess the performance of our Manitoba operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Net Debt

The following table presents our calculation of net debt as at September 30, 2017 and December 31, 2016:

	Sep. 30,	Dec. 31,
(in $ thousands)	2017	2016
Total long-term debt	978,494	1,232,164
Cash and cash equivalents	(328,927)	(146,864)

Net debt	649,567	1,085,300

Cash Cost, Sustaining and All-in Sustaining Cash Cost (Copper Basis)

Cash cost per pound of copper produced (“cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been the largest component of revenues. The calculation is presented in four manners:

−

Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the zinc will occur later, and an increase in production of zinc metal will tend to result in an increase in cash cost under this measure.

−

Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of our operations. The economics that support our decision to produce and sell copper would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flow and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

−

Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes sustaining capital expenditures, capitalized exploration and net smelter returns royalties. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

−

All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A. Due to the inclusion of corporate selling and administrative expenses, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months and nine months ended September 30, 2017 and 2016. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended		Nine months ended
Net pounds of copper produced
(in thousands)	Sep. 30, 2017	Sep. 30, 2016	Sep. 30, 2017	Sep. 30, 2016
Peru	68,201	78,494	193,884	219,241
Manitoba	20,964	22,780	61,890	68,921

Net pounds of copper produced	89,165	101,274	255,774	288,162

Consolidated	Three months ended				Nine months ended
Cash cost per pound of	Sep. 30, 2017		Sep. 30, 2016		Sep. 30, 2017		Sep. 30, 2016
copper produced	$000s	$/lb	$000s	$/lb	000s	$/lb	$ 000s	$ /lb
Cash cost, before by-product credits	201,747	2.26	187,263	1.85	566,344	2.21	519,302	1.79
By-product credits	(124,892)	(1.40)	(94,711)	(0.94)	(345,415)	(1.35)	(244,785)	(0.85)

Cash cost, net of by-product credits	76,855	0.86	92,552	0.91	220,929	0.86	274,517	0.95

Consolidated	Three months ended				Nine months ended
Supplementary cash cost	Sep. 30, 2017		Sep. 30, 2016		Sep. 30, 2017		Sep. 30, 2016
information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Zinc	84,700	0.95	62,932	0.62	244,804	0.96	165,383	0.57
Gold	35,802	0.40	33,500	0.33	95,604	0.37	91,000	0.32
Silver	11,594	0.13	14,380	0.14	33,352	0.13	37,781	0.13
Other	4,946	0.06	752	0.01	11,196	0.04	2,079	0.01
Total by-product credits	137,042	1.54	111,564	1.10	384,956	1.50	296,243	1.03
Less: deferred revenue	(12,150)	(0.14)	(16,853)	(0.16)	(39,541)	(0.15)	(51,458)	(0.18)
Total by-product credits, net of pre-production credits	124,892	1.40	94,711	0.94	345,415	1.35	244,785	0.85

Reconciliation to IFRS:
Cash cost, net of by-product credits	76,855		92,552		220,929		274,517
By-product credits	137,042		111,564		384,956		296,243
Change in deferred revenues	(12,150)		(16,853)		(39,541)		(51,458)
Treatment and refining charges	(30,132)		(34,965)		(75,023)		(88,981)
Share-based payment	635		97		1,233		323
Inventory write-off (reversals)	(227)		-		(1,503)		-
Change in product inventory	3,708		4,820		(10,020)		6,873
Royalties	4,149		3,471		11,703		9,396
Depreciation and amortization[2]	79,511		82,279		217,583		220,438

Cost of sales	259,391		242,965		710,317		667,351

1 Per pound of copper produced.
2 Depreciation is based on concentrate sold.

Peru	Three months ended		Nine months ended
(in thousands)	Sep. 30, 2017	Sep. 30, 2016	Sep. 30, 2017	Sep. 30, 2016
Pounds of copper produced[1]	68,201	78,494	193,884	219,241
Net pounds of copper produced[1]	68,201	78,494	193,884	219,241

1 Contained copper in concentrate.

Peru	Three months ended				Nine months ended
Cash cost per pound of copper	Sep. 30, 2017		Sep. 30, 2016		Sep. 30, 2017		Sep. 30, 2016
produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$ /lb
Mining	14,225	0.21	16,396	0.21	40,125	0.21	43,309	0.20
Milling	30,730	0.45	31,934	0.41	98,799	0.51	86,468	0.39
G&A	13,707	0.20	11,318	0.14	40,220	0.21	31,375	0.14
Onsite costs	58,662	0.86	59,648	0.76	179,144	0.92	161,152	0.74
Treatment & refining	18,340	0.27	25,164	0.32	45,962	0.24	60,318	0.28
Freight & other	11,890	0.17	13,156	0.17	31,878	0.16	39,468	0.18
Cash cost, before by-product credits	88,892	1.30	97,968	1.25	256,984	1.33	260,938	1.19
By-product credits	(7,870)	(0.12)	(9,560)	(0.12)	(16,595)	(0.09)	(24,354)	(0.11)

Cash cost, net of by-product credits	81,022	1.19	88,408	1.13	240,389	1.24	236,584	1.08

Peru	Three months ended				Nine months ended
Supplementary cash cost	Sep. 30, 2017		Sep. 30, 2016		Sep. 30, 2017		Sep. 30, 2016
information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$	$/lb [1]

By-product credits:
Gold	2,395	0.04	5,996	0.08	4,206	0.02	16,925		0.08
Silver	5,983	0.09	9,397	0.12	17,997	0.09	25,223		0.12
Other	3,612	0.05	-	-	7,488	0.04	129		-
Total by-product credits	11,990	0.18	15,393	0.20	29,691	0.15	42,277		0.19
Less: deferred revenue	(4,120)	(0.06)	(5,833)	(0.07)	(13,096)	(0.07)	(17,923)		(0.08)
Total by-product credits, net of pre-production credits	7,870	0.12	9,560	0.12	16,595	0.09	24,354		0.11
Reconciliation to IFRS:
Cash cost, net of by-product credits	81,022		88,408		240,389		236,584
By-product credits	11,990		15,393		29,691		42,277
Change in deferred revenues	(4,120)		(5,833)		(13,096)		(17,923)
Treatment and refining charges	(18,340)		(25,164)		(45,962)		(60,318)
Inventory write-off (reversals)	(227)				(1,503)
Share-based payment	108		69		294		69
Change in product inventory	7,006		7,793		(8,020)		5,006
Royalties	1,451		1,695		4,017		4,391
Depreciation and amortization[2]	47,137		51,720		122,656		129,252

Cost of sales	126,027		134,081		328,466		339,338

1 Per pound of copper produced.
2 Depreciation is based on concentrate sold.

Manitoba	Three months ended		Nine months ended
(in thousands)	Sep. 30, 2017	Sep. 30, 2016	Sep. 30, 2017	Sep. 30, 2016

Net pounds of copper produced[1]	20,964	22,780	61,890	68,921

1 Contained copper in concentrate.

Manitoba	Three months ended				Nine months ended
Cash cost per pound of	Sep. 30, 2017		Sep. 30, 2016		Sep. 30, 2017		Sep. 30, 2016
copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb

Mining	40,320	1.92	29,012	1.27	110,200	1.78	87,780	1.27
Milling	11,703	0.56	12,801	0.56	36,281	0.59	32,118	0.47
Refining (zinc)	17,312	0.83	16,284	0.71	49,508	0.80	48,474	0.70
G&A	14,549	0.69	9,819	0.43	39,440	0.64	26,277	0.38
Purchased ore and zinc concentrates	6,457	0.31	3,985	0.17	15,725	0.25	12,204	0.18
Onsite costs	90,341	4.31	71,901	3.16	251,154	4.06	206,853	3.00
Treatment & refining	11,792	0.56	9,801	0.43	29,061	0.47	28,663	0.42
Freight & other	10,722	0.51	7,593	0.33	29,145	0.47	22,848	0.33
Cash cost, before by-product credits	112,855	5.38	89,295	3.92	309,360	5.00	258,364	3.75
By-product credits	(117,022)	(5.58)	(85,151)	(3.74)	(328,820)	(5.31)	(220,431)	(3.20)

Cash cost, net of by-product credits	(4,167)	(0.20)	4,144	0.18	(19,460)	(0.31)	37,933	0.55

Manitoba	Three months ended				Nine months ended
Supplementary cash cost	Sep. 30, 2017		Sep. 30, 2016		Sep. 30, 2017		Sep. 30, 2016
information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Zinc	84,700	4.04	62,932	2.76	244,804	3.96	165,383	2.40
Gold	33,407	1.59	27,504	1.21	91,398	1.48	74,075	1.07
Silver	5,611	0.27	4,983	0.22	15,355	0.25	12,558	0.18
Other	1,334	0.06	752	0.03	3,708	0.06	1,950	0.03
Total by-product credits	125,052	5.97	96,171	4.22	355,265	5.74	253,966	3.68
Less: deferred revenue	(8,030)	(0.38)	(11,020)	(0.48)	(26,445)	(0.43)	(33,535)	(0.49)
Total by-product credits, net of pre-production credits	117,022	5.58	85,151	3.74	328,820	5.31	220,431	3.20

Reconciliation to IFRS:
Cash cost, net of by-product credits	(4,167)		4,144		(19,460)		37,933
By-product credits	125,052		96,171		355,265		253,966
Change in deferred revenues	(8,030)		(11,020)		(26,445)		(33,535)
Treatment and refining charges	(11,792)		(9,801)		(29,061)		(28,663)
Share-based payment	527		28		939		254
Change in product inventory	(3,298)		(2,973)		(2,000)		1,867
Royalties	2,698		1,776		7,686		5,005
Depreciation and amortization[2]	32,374		30,559		94,927		91,186

Cost of sales	133,364		108,884		381,851		328,013

1 Per pound of copper produced.
2 Depreciation is based on concentrate sold.

Consolidated	Three months ended				Nine months ended
All-in Sustaining cash cost per	Sep. 30, 2017		Sep. 30, 2016		Sep. 30, 2017		Sep. 30, 2016
pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	76,855	0.86	92,552	0.91	220,929	0.86	274,517	0.95
Sustaining capital expenditures	53,999	0.61	44,356	0.44	130,719	0.51	134,192	0.47
Capitalized exploration	(9)	-	571	0.01	833	-	1,898	0.01
Royalties	4,149	0.05	3,471	0.03	11,703	0.05	9,396	0.03
Sustaining cash cost, net of by-product credits	134,994	1.50	140,950	1.39	364,184	1.42	420,003	1.46
Corporate selling and administrative expenses	11,252	0.13	6,783	0.07	27,384	0.11	25,151	0.09
All-in sustaining cash cost, net of by-product credits	146,246	1.64	147,733	1.46	391,568	1.53	445,154	1.54

Peru	Three months ended				Nine months ended
Sustaining cash cost per pound	Sep. 30, 2017		Sep. 30, 2016		Sep. 30, 2017		Sep. 30, 2016
of copper produced	$000s	$/lb	$000s	$/lb	000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	81,022	1.19	88,408	1.13	240,389	1.24	236,584	1.08
Sustaining capital expenditures	40,255	0.59	35,236	0.45	93,603	0.48	86,361	0.39
Royalties	1,451	0.02	1,695	0.02	4,017	0.02	4,391	0.02
Sustaining cash cost per pound of copper produced	122,728	1.80	125,339	1.60	338,009	1.74	327,336	1.49

Manitoba	Three months ended				Nine months ended
Sustaining cash cost per pound	Sep. 30, 2017		Sep. 30, 2016		Sep. 30, 2017		Sep. 30, 2016
of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb

Cash cost, net of by-product credits	(4,167)	(0.20)	4,144	0.18	(19,460)	(0.31)	37,933	0.55
Sustaining capital expenditures	13,744	0.66	9,120	0.40	37,116	0.60	47,831	0.69
Capitalized exploration	(9)	-	571	0.03	833	0.01	1,898	0.03
Royalties	2,698	0.13	1,776	0.08	7,686	0.12	5,005	0.07
Sustaining cash cost per pound of copper produced	12,266	0.59	15,611	0.69	26,175	0.42	92,667	1.34

Zinc Cash Cost and Zinc Sustaining Cash Cost

Cash cost per pound of zinc produced (“zinc cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our Manitoba operations. This alternative cash cost calculation designates zinc as our primary metal of production as it is becoming the largest component of revenues for our Manitoba business unit, and should therefore be less volatile over time than Manitoba cash cost per pound of copper. The calculation is presented in three manners:

−

Zinc cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of zinc produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the copper will occur later, and an increase in production of copper metal will tend to result in an increase in zinc cash cost under this measure.

−

Zinc cash cost, net of by-product credits - In order to calculate the net cost to produce and sell zinc, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than zinc. The by-product revenues from copper, gold, and silver are significant and are integral to the economics of our Manitoba operation. The economics that support our decision to produce and sell zinc would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum zinc price consistent with positive operating cash flow and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance at Manitoba operation versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside zinc prices, the zinc cash cost net of by-product credits would increase, requiring a higher zinc price than that reported to maintain positive cash flows and operating margins.

−

Zinc sustaining cash cost, net of by-product credits - This measure is an extension of zinc cash cost that includes sustaining capital expenditures, capitalized exploration and net smelter returns royalties. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than zinc cash cost, which is focused on operating costs only.

The tables below present a detailed build-up of zinc cash cost and zinc sustaining cash cost, net of by-product credits, for the Manitoba business unit, and reconciliations between zinc cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months and nine months ended September 30, 2017 and 2016. Zinc cash cost, net of by-product credits, may not calculate exactly based on amounts presented in the tables below due to rounding.

Manitoba	Three months ended		Nine months ended
(in thousands)	Sep. 30, 2017	Sep. 30, 2016	Sep. 30, 2017	Sep. 30, 2016

Pounds of zinc produced[1]	80,766	69,679	225,094	179,540
Net pounds of zinc produced[1]	80,766	69,679	225,094	179,540

1 Contained zinc in concentrate.

Manitoba	Three months ended				Nine months ended
Cash cost per pound of	Sep. 30, 2017		Sep. 30, 2016		Sep. 30, 2017		Sep. 30, 2016
zinc produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb

Cash cost, before by-product credits[1]	112,855	1.40	89,295	1.28	309,360	1.37	258,364	1.44
By-product credits	(108,885)	(1.35)	(68,653)	(0.99)	(269,762)	(1.20)	(202,279)	(1.13)
Zinc cash cost, net of by-product credits	3,970	0.05	20,642	0.30	39,598	0.18	56,085	0.31

1 For additional detail on cash cost, before by-product credits please see page 33 of this MD&A.

Manitoba	Three months ended				Nine months ended
Supplementary cash cost	Sep. 30, 2017		Sep. 30, 2016		Sep. 30, 2017		Sep. 30, 2016
information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Copper	76,563	0.95	46,434	0.67	185,746	0.83	147,231	0.82
Gold	33,407	0.41	27,504	0.39	91,398	0.41	74,075	0.41
Silver	5,611	0.07	4,983	0.07	15,355	0.07	12,558	0.07
Other	1,334	0.02	752	0.01	3,708	0.02	1,950	0.01
Total by-product credits	116,915	1.45	79,673	1.14	296,207	1.32	235,814	1.31
Less: deferred revenue	(8,030)	(0.10)	(11,020)	(0.16)	(26,445)	(0.12)	(33,535)	(0.19)
Total by-product credits, net of pre-production credits	108,885	1.35	68,653	0.99	269,762	1.20	202,279	1.13

Reconciliation to IFRS:
Cash cost, net of by-product credits	3,970		20,642		39,598		56,085
By-product credits	116,915		79,673		296,207		235,814
Change in deferred revenues	(8,030)		(11,020)		(26,445)		(33,535)
Treatment and refining charges	(11,792)		(9,801)		(29,061)		(28,663)
Share-based payment	527		28		939		254
Change in product inventory	(3,298)		(2,973)		(2,000)		1,867
Royalties	2,698		1,776		7,686		5,005
Depreciation and amortization[2]	32,374		30,559		94,927		91,186
Cost of sales	133,364		108,884		381,851		328,013

1 Per pound of zinc produced.
2 Depreciation is based on concentrate sold.

Manitoba	Three months ended				Nine months ended
Sustaining cash cost	Sep. 30, 2017		Sep. 30, 2016		Sep. 30, 2017		Sep. 30, 2016
per pound of zinc produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb

Zinc cash cost, net of by-product credits	3,970	0.05	20,642	0.30	39,598	0.18	56,085	0.31
Sustaining capital expenditures	13,744	0.18	9,120	0.13	37,116	0.17	47,831	0.27
Capitalized exploration	(9)	-	571	0.01	833	-	1,898	0.01
Royalties	2,698	0.03	1,776	0.03	7,686	0.03	5,005	0.03
Sustaining cash cost per pound of zinc produced	20,403	0.25	32,109	0.46	85,233	0.38	110,819	0.62

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 4 of our September 30, 2017 consolidated interim financial statements.

Estimates and judgements

For information on significant areas requiring us to make estimates and judgements, refer to note 2 of our September 30, 2017 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We did not make any changes to ICFR during the quarter ended September 30, 2017 that materially affected or are reasonably likely to materially affect our ICFR.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, anticipated production at our mines and processing facilities, the anticipated timing, cost and benefits of developing the Rosemont project, Pampacancha deposit and Lalor growth projects, anticipated exploration plans, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of our financial performance to metals prices, the anticipated use of proceeds from our recent common equity offering, events that may affect our operations and development projects, the permitting, development and financing of the Rosemont project, the potential to increase throughput at the Stall mill and to refurbish the New Britannia mill, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

−	the success of mining, processing, exploration and development activities;
−	the scheduled maintenance and availability of our processing facilities;
−	the sustainability and success of Hudbay’s cost reduction initiatives;
−	the accuracy of geological, mining and metallurgical estimates;
−	anticipated metals prices and the costs of production;
−	the supply and demand for metals we produce;
−	the supply and availability of all forms of energy and fuels at reasonable prices;
−	no significant unanticipated operational or technical difficulties;
−	the execution of our business and growth strategies, including the success of our strategic investments and initiatives;
−	the availability of additional financing, if needed;
−	the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;
−	the timing and receipt of various regulatory, governmental and joint venture partner approvals;
−	the availability of personnel for our exploration, development and operational projects and ongoing employee relations;
−	the ability to secure required land rights to develop the Pampacancha deposit;
−

maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia mine and Rosemont project and First Nations communities surrounding our Lalor and Reed mines;

−	no significant unanticipated challenges with stakeholders at our various projects;
−	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
−	no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;
−	the timing and possible outcome of pending litigation and no significant unanticipated litigation;
−	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
−	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including risks associated with the permitting, development and economics of the Rosemont project and related legal challenges), risks related to the maturing nature of our 777 and Reed mines and their impact on the related Flin Flon metallurgical complex, dependence on key personnel and employee and union relations, risks related to the schedule for mining the Pampacancha deposit (including the timing and cost of acquiring the required surface rights), risks related to the cost, schedule and economics of the capital projects intended to increase processing capacity for Lalor ore, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets that may affect our ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P. Geo, our Senior Vice President and Chief Operating Officer. The technical and scientific information related to our Manitoba sites and projects contained in this MD&A has been approved by Robert Carter, P. Eng, our Lalor Mine Manager. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for our material properties as filed by us on SEDAR at www.sedar.com.